EXHIBIT 99.1

TOWERVIEW LLC
500 PARK AVENUE
NEW YORK, N.Y. 10022
(212) 935-6655

November 30, 2012

Special Committee
American Greetings
Cleveland, Ohio

Dear Sirs –

TowerView LLC has been a major shareholder of American Greetings since January of 2006.  We have during this period owned between 3% and 8% of the Class A Common Stock.  We currently own just over 5% of this class of stock.  We wish to share our views with the Special Committee as it evaluates the opportunities that are available.

We believe that there is no reason at this point to permit the Weiss Family to take the company private.   All shareholders would be well served by continuing to use free cash flow to repurchase shares of common stock.   Over the last seven years the company has spent nearly $700 million repurchasing company shares.  Currently the market capitalization of the company is just over $500 million.  During this period the company has also done a number of acquisitions and reinvested in the technology platform that is necessary for the business.  The company has also changed the model for how they handle the sale of greeting cards, going more and more to scan based trading.  If the company were to use the expected cash flow over the next seven years to continue to repurchase shares the result would be to drive the share price significantly higher.   An example of the benefits of a consistent multi-year repurchase plan would be to look at the successful accomplishments of a company like AutoZone.  American Greetings is currently at the pivot point where continued repurchases will reap large rewards for continuing shareholders.

If the Committee has an interest in pursuing a transaction with the Weiss Family, given their control through the Class B stock of votes in excess of 50% despite owning just over 10% of the equity, it should only be done where there is a true ability to make sure that the price being offered to terminate our ownership of the company is fair.  To accomplish this we would recommend that the committee does not engage with the Weiss Family on a going private transaction until the Family truly gives the Committee the tools necessary to make sure that any transaction is fair to the public shareholders.   This could be accomplished in a simple manner.  The Family should give to the Special Committee the right to commit and sell their ownership in the Company if another party is willing to pay at least 1 cent more for all shares than an agreed upon deal with the Family.  This is how the Committee can be sure that the price that the Weiss Family is proposing is truly fair to the public shareholders.

Over the years the Weiss Family has been permitted to achieve voting control of the company through repurchase of common stock along with a program where the stock options granted to the Weiss Family has been exercisable into Class B stock.  We believe that this has been and continues to be to the detriment of public shareholders.

Alternatively, the Special Committee should compare the values that would be unlocked for all shareholders by turning down the Weiss Family proposal and pursuing a leverage recap.  This could be accomplished via a large special dividend made up of cash and possibly other securities of the company.

This letter has only been a high level view of some of the issues that we perceive that the Committee should be addressing in assessing the relative merits of any possible transaction.  We would welcome the opportunity to explore with the Committee in more depth our view of the opportunities that are available to all shareholders at this juncture in American Greetings’ history.

Sincerely,

Daniel R. Tisch